Exhibit 99.3

Date: 10/07/2008	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TITAN TRADING ANALYTICS INC

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Special Meeting
Record Date for Notice of Meeting :	05/08/2008
Record Date for Voting (if applicable) :	05/08/2008
Meeting Date :	19/09/2008
Meeting Location (if available) :	Titan Trading Analytics Inc Unit 120-4445 Calgary Trail Edmonton, AB T6H 5R7

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	887902104	CA8879021043

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for TITAN TRADING ANALYTICS INC